UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 25, 2011

Commission File Number: 1-13546

____________________________________

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland
(Address of Principal Executive Offices)
____________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated January 24, 2011, announcing 2010 fourth quarter and full year revenues and earnings.

PR No. C2646C

STMicroelectronics Reports 2010 Fourth Quarter and
Full Year Financial Results

•	Fourth quarter net revenues increased 6.6% sequentially; 39.9% gross margin
•	2010 net income of $830 million on highest ever net revenues of $10.35 billion
•	Net financial position improved $732 million in 2010 to $1.15 billion*
•	Record year for the full range of ST’s “Sense and Power” portfolio, namely advanced analog and MEMS, as well as microcontrollers and automotive applications

Paris, January 24, 2011 - STMicroelectronics (NYSE: STM) reported financial results for the fourth quarter and full year ended December 31, 2010.

President and CEO Carlo Bozotti commented, “ST had a very strong finish to the year. Our fourth quarter revenues came in near the top end of our range, increasing 6.6% sequentially on broad-based strength in analog, MEMS, microcontrollers and automotive applications. Our gross margin further increased to 39.9%, up 70 basis points sequentially, coming in above the midpoint of our guidance.

“ACCI and IMS again achieved record sales this quarter, accompanied by further improvements at the operating profit level, with ACCI operating margin increasing to 11.9% and IMS rising to 22.5%. In wireless, while operating losses remain very significant, ST-Ericsson has completed its restructuring and is now well on its way to complete the transition to its new product portfolio. Overall, ST’s strong sales results, driven by our innovative product portfolio combined with our restructuring efforts, enabled ST to generate net earnings of $830 million for the year.

“In 2010, we were well prepared to take advantage of significantly better industry conditions with the right portfolio and we have started to turn our vision of leadership in ‘Sense and Power’ applications and in multimedia convergence into reality. In the last eight quarters, ST went through the most severe economic recession in 2009 and successfully capitalized on the 2010 market recovery. Throughout this timeframe we remained focused on our growth and profitability objectives. Today, our innovative products, which have leadership positions in highly successful applications, customer base and solid capital structure, make us a much stronger company.”

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(*) Net financial position is a non-U.S. GAAP measure. Please refer to Attachment A for additional information explaining why the Company believes this measure is important and for reconciliation to U.S. GAAP.

Fourth Quarter Review

ST’s net revenues for the fourth quarter of 2010 totaled $2,833 million and included sales recorded by ST-Ericsson as consolidated by ST.

Fourth quarter net revenues increased on a year-over-year basis by 30% in Industrial and Multisegment Sector (IMS), and 15% in Automotive/Consumer/Computer/Communication Infrastructure Sector (ACCI), while Wireless, reflecting the ongoing portfolio transition at ST-Ericsson, decreased by 21%. Overall fourth quarter net revenues increased by 9.7% on a year-over-year basis, geographically led by Greater China-South Asia with sales growth of 15% and the Americas with a 14% increase.

On a year-over-year basis, all market segments, except Telecom, posted growth, with Automotive up by 27%, Industrial & Other by 18%, Consumer by 14%, and Computer by 7%. Telecom declined by 7%. Distribution increased 25%.

Sequentially, revenues grew in all regions, led by Japan-Korea, Greater China-South Asia and Americas with 10%, 8% and 7% growth, respectively.

All market segments increased on a sequential basis, except Consumer, with Automotive higher by 16%, Industrial & Other by 13%, Computer by 10%, and Telecom by 7%. Consumer decreased by 6% on weakening demand. Distribution increased sequentially by 4%.

Net Revenues By Market Segment / Channel (a) (In %)	Q4 2010	Q3 2010	Q4 2009
Market Segment / Channel:
Automotive	15%	14%	13%
Computer	14%	13%	14%
Consumer	11%	13%	11%
Industrial & Other	8%	7%	7%
Telecom	31%	31%	36%
Total OEM	79%	78%	81%
Distribution	21%	22%	19%

(a) Sales recorded by ST-Ericsson and consolidated by ST are included in Telecom and Distribution.

Gross margin increased again in the fourth quarter of 2010 to 39.9%, 70 basis points higher than the 39.2% reported in the prior quarter, thanks to manufacturing efficiencies and product innovation. Gross margin improved significantly compared to 37.0% in the year-ago period, principally reflecting higher volumes, strong fab loading, as well as ongoing improvements from new products.

Combined SG&A and R&D expenses were $914 million in the fourth quarter of 2010 compared to $839 million and $906 million in the prior and year-ago quarters, respectively. As anticipated, combined SG&A and R&D expenses in the fourth quarter increased, reflecting a longer quarter and unfavorable seasonal effects which were partially offset by cost-realignment initiatives. Combined operating expenses, as a percentage of sales, were 32.3% vs. 31.6% in the prior quarter, and 35.1% in the year-ago quarter.

Related to the Company’s cost-realignment initiatives, primarily in ST-Ericsson, ST posted fourth quarter impairment and restructuring charges of $32 million. ST posted impairment and restructuring charges of $27 million and $96 million in the prior quarter and year-ago period, respectively.
ST reported an operating profit of $213 million or 7.5% of net revenues in the fourth quarter of 2010, compared to a profit of $193 million or 7.3% in the prior quarter and a loss of $6 million in the year-ago quarter.

Revenues and Operating Results by Product Segment

The following table provides a breakdown of revenues and operating results by product segment.
Operating Segment (In Million US$)	Q4 2010 Net Revenues	Q4 2010 Operating Income (Loss)	Q3 2010 Net Revenues	Q3 2010 Operating Income (Loss)	Q4 2009 Net Revenues	Q4 2009 Operating Income (Loss)
ACCI (a)	1,128	135	1,086	128	980	62
IMS (a)	1,131	254	1,012	199	871	85
Wireless (b)	562	(136)	546	(94)	712	(48)
Others (c)(d)	12	(40)	13	(40)	20	(105)
TOTAL	2,833	213	2,657	193	2,583	(6)

ACCI (Automotive/Consumer/Computer/Communication Infrastructure Product Groups) fourth quarter net revenues increased 15% year-over-year to a record $1,128 million driven by strong growth in Automotive and Telecom applications. Sequentially, ACCI grew net revenues 4%, also led by robust demand in Automotive and Telecom while, as expected, Digital Consumer decreased due to weaker market conditions. ACCI operating margin improved, both sequentially and year-on-year, to 11.9%, from 11.7% and 6.3%, in the prior and year-ago quarters, respectively.

IMS (Industrial and Multisegment Product Sector) fourth quarter net revenues increased 30% year-over-year to a record $1,131 million. Revenue growth was strong in all segments and in distribution. Sequentially, IMS grew net revenues 12%, led by MEMS, microcontrollers, power and industrial products. IMS operating margin improved, both sequentially and year-on-year, to 22.5% from 19.7% and 9.8% in the prior and year-ago quarters, respectively.

Wireless net revenues in the fourth quarter increased 3% sequentially to $562 million, reflecting continued strong performance from ST-Ericsson’s new 2G/EDGE platforms and initial HSPA+ modem sales offset by weakness in the TD-SCDMA market and the anticipated decrease in legacy products. Wireless operating loss, excluding $24 million of restructuring charges, in the fourth quarter was $136 million. Wireless operating loss, excluding non-controlling interest, was $64 million in the fourth quarter compared to a loss of $37 million and $11 million in the prior and year-ago periods. Sequentially, Wireless results reflect increased losses at ST-Ericsson due to anticipated seasonality and currency effects, as well as price erosion due to their ongoing legacy product transition.

ST recorded $83 million of income in the fourth quarter of 2010 compared to $60 million and $59 million in the prior and year-ago quarters, respectively, reflecting the net results attributable to non-controlling interest, mainly related to the ST-Ericsson joint venture. This amount is posted below operating results in ST’s Consolidated Income Statement and reflects primarily Ericsson’s 50% share in the joint venture’s results, as consolidated by ST.

For additional information, including key design wins, on ST-Ericsson, see www.stericsson.com

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(a)Reflecting the transfer of a small business unit from ACCI to IMS as of January 1, 2010, the Company has reclassified prior period revenues and operating income results from ACCI to IMS.
(b) Starting February 3, 2009, “Wireless” includes the portion of sales and operating results of ST-Ericsson as consolidated in the Company’s revenues and operating results, as well as other items affecting operating results related to the wireless business.
(c) Net revenues of “Others” includes revenues from sales of Subsystems, assembly services and other revenues.
(d) Operating income (loss) of “Others” includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs, start-up and phase-out costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and the other costs that are not allocated to product groups, as well as operating earnings or losses of the Subsystems and Other Products Group. “Others” includes $2 million, $0 million and $13 million of unused capacity charges in the fourth and third quarters of 2010 and fourth quarter of 2009, respectively; and $32 million, $27 million, and $96 million of impairment and restructuring charges in the fourth and third quarters of 2010 and fourth quarter of 2009, respectively.

Net Results

ST reported net income of $219 million in the fourth quarter of 2010, or $0.24 per diluted share, compared to net income of $198 million in the prior quarter and a net loss of $70 million in the year-ago period. On an adjusted basis, excluding restructuring charges and loss on the sale of Micron shares, ST reported fourth quarter 2010 net earnings of $0.27 per diluted share. In the third quarter of 2010 and fourth quarter of 2009, the Company reported on an adjusted basis a net income of $0.23 per diluted share and of $0.04 per diluted share, respectively.*

For the 2010 fourth quarter, the effective average exchange rate for the Company was approximately $1.34 to €1.00 compared to $1.34 to €1.00 for the 2010 third quarter and $1.43 to €1.00 for the 2009 fourth quarter.

Cash Flow and Balance Sheet Highlights

Net operating cash flow was $349 million compared to $224 million and $247 million in the prior and year ago periods, respectively. For the full year 2010, net operating cash flow was $961 million.*

In the fourth quarter ST realized net proceeds of $319 million from selling a substantial part of the Micron shares received in 2010 as a result of its final divestiture of the Flash memory business. The approximately 20 million remaining shares are fully hedged.

Capital expenditures were $423 million during the fourth quarter of 2010 compared to $298 million in the prior quarter. Expenditures were principally for front-end equipment to support various technologies and to support the ramp of new products for the current and upcoming quarters for MEMS, the U8500 smartphone platform as well as a capacity increase for automotive products. For the 2010 full year period, capital expenditures totaled $1,034 million. Combined capital expenditures for the years 2009-10 were 7.9% as a percentage of net revenues.

Inventory was $1.50 billion at quarter end compared to $1.43 billion at September 25, 2010. In the fourth quarter inventory turns were 4.6.

ST, during the quarter, continued its debt buy-back programs related to its outstanding 2016 convertible bonds and 2013 Eurobond. In the year, $510 million have been repurchased, out of which $121 million were repurchased in the fourth quarter.

Excluding $161 million of Micron shares currently held as marketable securities, ST’s net financial position increased significantly to a net cash position of $1,152 million at December 31, 2010 compared to $878 million at September 25, 2010 and $420 million at December 31, 2009. ST’s cash and cash equivalents, short-term deposits, marketable securities (current and non-current, excluding remaining Micron shares) equaled $2.92 billion. Total debt was $1.77 billion.*

Total equity was $8.50 billion, including non-controlling interest of $0.9 billion.

In the fourth quarter the Company posted a return on net assets (RONA) attributable to ST of 20.7%.*

Mr. Bozotti said “Over the last two years we have completed our product portfolio repositioning and funded the restructuring of operations. Our net financial position has improved significantly by about $1.7 billion while, at the same time, making the appropriate level of investment to fuel revenue growth.”

________
(*)Adjusted net earnings, net operating cash flow, net financial position and RONA attributable to ST are non-U.S. GAAP measures. For additional information, please refer to Attachment A.

Legal proceedings with respect to the collection of approximately $358 million due to ST by Credit Suisse pursuant to the FINRA award are continuing, with trial before the Court of Appeals of the Federal Circuit currently set to occur as from the last week of March 2011.

2010 Full Year Results

Net revenues for the full year 2010 increased 21.6% to a record $10,346 million from $8,510 million in the prior year, thanks to a broad and deep product portfolio and significantly better industry conditions, with IMS and ACCI increasing 45% and 32%, respectively.

IMS revenue growth benefited from two structural changes which have been well underway. First, advanced analog and MEMS products are becoming an increasing proportion of the overall IMS portfolio. Second, IMS is benefiting from the success of its general-purpose and secure microcontroller families.

ACCI revenue growth was driven by all key products families: ICs for automotive, set-top-boxes, computer peripherals, printers in particular, and communication infrastructure applications.

Wireless revenues in 2010 decreased by 14% compared to the prior year. ST-Ericsson is well on its way to completing its transformation to focus on expanding its product portfolio to serve the smartphone and tablet markets with best-in-class modems and application solutions. ST-Ericsson is seeing increasing traction in these markets with products such as their U8500 smartphone platform, which they plan to ramp in the second half of the year with several Tier 1 customers.

Gross margin for ST was 38.8% of net revenues, compared to 30.9% of net revenues in 2009, reflecting significantly improved fab loading and the success of the Company’s product offering.

Net income, as reported, was $830 million in 2010, or $0.92 per diluted share, compared to a net loss of $1,131 million, or $1.29 per share in 2009.

On a year-over-year basis, the effective average exchange rate for the Company was approximately $1.36 to €1.00 for 2010, compared to $1.37 to €1.00 for 2009.

Mr. Bozotti commented, “In 2010, our continued effort to develop new and exciting products has started to translate into profitability with substantial leverage as operating results improved in 2010 by $1.31 billion on $1.84 billion of higher sales.”

2010 Full Year Revenue and Operating Results by Product Segment

In Million US$	Full Year 2010		Full Year 2009
Product Segment	Net Revenues	Operating Income (Loss)	Net Revenues	Operating Income (Loss)
ACCI	4,169	410	3,152	(69)
IMS	3,899	681	2,687	91
Wireless	2,219	(483)	2,585	(356)
Others	59	(132)	86	(689)
TOTAL	10,346	476	8,510	(1,023)

First Quarter 2011 Business Outlook

Mr. Bozotti stated, “As we enter 2011 key new products continuing to ramp will include gyroscopes, accelerometers, 32-bit microcontrollers, and automotive products among others. New products that will contribute to our growth in the coming quarters include SoCs for 3-D and connected TVs, MEMS microphones and pressure sensors and advanced analog products for medical and smart grid applications. Also, ST-Ericsson will ramp new products, such as their thin modem and, in the second half of the year, U8500 smartphone platform.

“While the semiconductor industry is expected to grow in 2011, although at a much more moderate rate compared to the strong growth in 2010, we expect to deliver above-market revenue growth accompanied by further year-over-year improvements in quarterly operating profitability. We are well positioned for success in our traditional and new growth markets, including energy savings, data security, healthcare and wellness as well as smart consumer devices.”

In order to support ST’s innovative product portfolio and to fuel revenue growth faster than the served market dynamic, particularly for MEMS, automotive and the U8500 smartphone platform, the Company expects to invest approximately $1.1 billion to $1.5 billion in 2011 based on revenue growth.

In-line with normal seasonality, the high exposure to New-Year holidays in Asia and the accounting calendar, the Company expects first quarter 2011 revenues to be lower sequentially by about 7% to 12%, which at the midpoint equates to a 10% increase when compared to the year-over-year period. As a result, and based on prices entering the new year contracts, gross margin in the first quarter  is expected to be about 39.0%, plus or minus 1 percentage point.

This outlook is based on an assumed effective currency exchange rate of approximately $1.32 = €1.00 for the 2011 first quarter. The first quarter will close on April 2, 2011.

Q4 2010 Products, Technology and Design Wins

Automotive, Consumer, Computer and Communication Infrastructure (ACCI)
Product Highlights

Automotive
•	Power Train
o	Key design win in China for a full engine-control kit, including microcontroller (MCU) and highly integrated ASIC, from a tier-one player supplying all the major automotive OEMs in China.
o
Design win from a worldwide leader in hybrid/electric-vehicle (HEV/EV) batteries to supply at least five major global car makers from 2013, for a next-generation battery-manager ASIC (application-specific IC), embedding new and innovative features.

o	Design win for two variants of ST’s 32-bit automotive MCU from a leader for engine-control systems in Europe, supplying three major global car makers from 2013.
o
Tripartite cooperation between ST, a major Chinese car maker and a major European tier-one OEM to generate a next-generation direct-injection engine platform that is compliant with Euro 5 and China 5 emission standards.

•	Body Electronics
o
Key design wins for body-control module (BCM) applications, including: a win for VIPower chips from a tier-one OEM in Japan; and a win for the SPC560B 32-bit MCU family from a US tier-one OEM for a major European platform.

o	24V-focused VIPower family gained strategically important design win from a worldwide tier-one leader in body electronics for various truck applications.
o	Design win from a major European OEM for a full-solution door-zone platform.

•	Safety
o	Design win from a major OEM in Europe for an integrated-brake ASIC that has been designed to complement all new electronic stability control units from 2013.
o	Further design wins for ST’s 32-bit automotive MCU family for airbag and integrated-safety controllers for production at two major premium-brand car makers in Europe.
•	Infotainment
o	Key design win for an OEM radio-navigation application for the Cartesio+ navigation processor, a tuner IC and a digital audio processor.
o	Design win for Teseo II, the first fully working single-chip IC for multiple global navigation systems, to be integrated into a new Personal Navigation Device (PND) for the market in Russia.
o
Design wins for audio chips for car-radio applications including: an advanced digital class-D amplifier IC from a major consumer audio leader in Japan; and a tuner IC for the next generation of premium radios from a leading US audio maker.

Consumer
•	Set-Top Boxes (STBs)
o	Strengthened leadership position with shipment of 10 million units of the second-generation STi7105 and STi7105-derivative STB decoders.
o
Ramped-up new second-generation System-on-Chip (SoC) decoder ICs, including: the STi7162 for high definition and the STi5262 for standard definition, targeting free-to-air, cable and terrestrial STBs, as well as hybrid products with added support for IPTV; and the STi7197 for the US cable market.

o	Significant new deployments of second-generation STB decoders achieved in Europe, Asia, China, Middle East, India and South America, with more than 50 customers in production.
o	Enabled next-generation hybrid broadcast/broadband convergence STB designs with 10 major designs for third-generation STi7108-based STBs.
•	Integrated Digital TV (iDTV)
o	Two new design-ins for Freeman 100Hz single-chip 3DTV platforms for European and emerging markets.
o	World’s first demonstration to key customers of the Freeman Premier single-chip TV SoC driving a 120Hz 3D TV, plus motion-judder reduction, on a line-interleaved TV using ‘passive’ glasses.
o
Announced and demonstrated support of Adobe Flash Access 2.0 along with Adobe AIR for both STBs and TV on a Freeman SoC platform as part of the program for delivering rich media content and applications to the TV.

•	DisplayPort and Monitors
o
Key design wins: for the STDP4028/20 chipset from a key US-based OEM for a video-wall display application (up to 25 displays) using DisplayPort interface technology; and for the high-quality STDP5300H scaler chip from a leading US OEM for the fast-growing All-In-One PC application.

o	Demonstration of ST’s new Mobility DisplayPort (MYDP) interface platform for efficient, full-HD video and audio connectivity between mobile devices and TVs and displays.
•	Audio
o	Shipments began of a key Sound Terminal™ integrated digital audio processor and amplifier IC to a leading maker of plasma TVs in Korea.
•	Imaging
o	Design win for an 8-megapixel image sensor from a tier-one mobile-phone maker. The product will use ST’s latest high-performance pixel technology and will be used in leading phones in 2011 and 2012.

Computer and Communications Infrastructure
o	Design win for a cutting-edge ASIC, to be implemented in ST’s 32nm CMOS process technology, from a major communication-infrastructure maker for a very high-capacity networking switch application.
o
ZT Systems announced the first ARM-based computing server, for use in data centers, that embeds ST’s leading-edge SPEAr1310 embedded microprocessor, which is manufactured in low-power 55nm technology and combines two ARM Cortex-A9 cores with a DDR3 memory interface.

o	Announced software development support for SPEAr embedded microprocessors from both Green Hills Software and IAR.

Industrial and Multisegment Sector (IMS) Product Highlights

 MEMS, Sensors and High-Performance Analog
•	MEMS (Micro-Electro-Mechanical Systems)
o	3-axis digital MEMS gyroscope in production for a leading tablet maker based in Korea.
o	MEMS-based digital microphones under qualification in notebook PCs.
o	MEMS e-compass now in volume production at smartphone maker in China.
o	3-axis analog MEMS gyroscope now under evaluation for next-generation games platform.
o	Continued supply of accelerometers and gyroscopes to the world’s leading consumer brands.
o	Launched new family of high-g acceleration sensors for advanced airbag systems.

•	Sensors
o	Announced cooperation with OMROM to provide solution for electronic gas-meter flow sensors.
o
Launched extremely small silicon pressure sensor for use in smartphones, sports watches and other portable equipment, in addition to weather stations and various automotive and industrial applications.

o	Launched S-Touch® FingerTip controller, offering smartphones true multi-touch capability.
o	Ultra-sound chip design-in at leading US medical equipment maker.
o	Bio-sensor now in volume production at medical company in the US.
•	Analog
o	Increased market penetration for micro-power op amps in applications such as glucose meters, LED light bulbs and hard-disk drive applications.
o	Sharp growth in production demand for battery-monitoring ‘fuel gauge’ IC from leading smartphone maker in Japan.
o	Design wins increasing for ‘Rad-Hard’ (radiation-hardened) analog ICs.

 Power Conversion and Energy Metering
o	Launched D-Spin platform, a new digital micro-stepping driver system-on-chip IC with embedded motion controller now qualified and ready for mass production.
o	Production started for new DC/DC converter ICs for AMOLED (Active-Matrix Organic LED) applications for a leading mobile-phone manufacturer in Korea.
o	Design wins including: converter ICs for major hard-disk-drive maker in the US; and an ASIC for a leading gaming platform switched-mode power-supply (SMPS) from a major OEM in Taiwan.
o	Launched SPV1001 for solar panels, designed to allow more of the energy from each cell to reach the power grid.
o	Design win as the sole source for STarGRID™ power-line communication SoCs for smart metering equipment from power utility company in Spain.

Power Transistors
o
Multiple design wins for power transistors, including: MDmesh™ V MOSFETs for a leading European maker of solar panels; MDmesh II MOSFETs for an important games platform power supply; and STripFET™ MOSFETs for a DC/DC powered telecom application in China.

o	Design win for an IPM (Integrated Power Module) for a sewing-machine platform in China.
o	Ramped-up PowerFLAT™ packaged devices for computer applications.

Power Diodes and AC Switching
o	Continued success with BC² diode kit providing solar inverters and SMPS applications with improved efficiency by recycling the energy usually lost in these type of circuits.
o	Extended silicon-carbide (SiC) diode portfolio with a new range of devices ideal for solar inverters and power supplies.
o	Reinforced leadership in high-junction-temperature Triacs with the first 30A 150°C devices, ideal for motor-control and high-temperature-environment applications.
o
Introduced the most compact and flat packages for thyristors and AC-switch devices that can save 55% of PCB space and offer footprint compatibility with the SOT-223 package commonly used in home appliances, industrial and lighting applications.

Microcontrollers
o
Extended the highly successful STM32 family with the launch of the new STM32 F-2 series, the world’s first 90nm-Flash ARM Cortex-M3 MCU family, combining very high performance and state-of-the-art low current consumption; and simultaneously unveiled the further extension of the STM32 family to include ARM Cortex-M0 and -M4 cores.

o	Design win for the STM32W wireless (RF4CE protocol) MCU from Philips for its ‘Dual’ remote control, which includes a full QWERTY keyboard that provides easier web and content access from the TV.
o	Design wins for the new 1-Mbyte-Flash Access/Performance Line of 32-bit STM32 MCUs at leading OEMs in consumer, healthcare and smart-metering applications.
o	Applications using the STM32 are now in production at a major telecom-equipment manufacturer in China and at a major OEM in Europe for mobile-phone accessories.
o	Ultra-low-power 8-bit STM8L in production in China for a new smart meter for a global deployment program.

Secure Microcontrollers
o	New NFC (Near-Field Communication)-enabled MIFARE DESFire SIM card from Oberthur Technologies, based on the highly secure ST33 MCU, on the MIFARE DESFire Library developed by ST.
o	Design wins gained at major smartcard manufacturers for an ST23 dual-interface secure MCU with crypto-processor and 16-Kbyte EEPROM for use in government and ID applications.
o	ST23 secure MCU with crypto-processor and 48-Kbyte 90nm embedded-EEPROM now in production for customers in banking and pay-TV applications.

Memories
o	Design win for ST’s innovative dual-interface EEPROM for a consumer healthcare product from a major OEM.
o	Launched 64-Kbit RFID memory for maintenance-history recording in industrial, medical, automotive and avionics equipment.

ST-Ericsson Highlights

o
ST-Ericsson announced it is joining forces with Nokia to drive TD-LTE in China. At Expo 2010 Shanghai China, ST-Ericsson and Nokia demonstrated video streaming and other multimedia services on a TD-LTE Nokia booklet containing ST-Ericsson’s M700 TD-LTE modem.

o
ST-Ericsson announced collaboration with Quanta Computer on LTE modules and USB dongles. The partnership was highlighted by a live video demonstration on a Quanta Computer tablet over the TD-LTE network at the closing ceremony of Expo 2010 Shanghai, China.

o
Samsung selected ST-Ericsson’s single G4906 GSM/GPRS platform for its Ch@t 322 Dual-SIM Dual-Standby mobile telephone, launched in Russia, the Commonwealth of Independent States (CIS), Southeast Asia, India, China, Middle East, and Africa.

o	Australian telecommunication operator Telstra, together with Acer and Ericsson, launched the first netbook with a built-in 21Mbps HSPA+ mobile-broadband module, based on ST-Ericsson’s M570 thin modem.

ST’s press releases are available at http://www.st.com/internet/com/press/st_press_releases.jsp.
ST-Ericsson’s press releases are available at www.stericsson.com/press/press_releases.jsp.

Sound Terminal, SPEAr, S-Touch, STarGRID, MDmesh, STripFET and PowerFLAT are trademarks of STMicroelectronics. All other trademarks or registered trademarks are the property of their respective owners.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information, including adjusted operating income (loss), adjusted net earnings (loss), adjusted net earnings (loss) per share, net operating cash flow and net financial position.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information by other companies.

See Attachment A of this press release for a reconciliation of the Company’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with U.S. GAAP.

Forward-looking information
Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•
Changes in demand in the key application markets and from key customers served by our products, which make it extremely difficult to accurately forecast and plan our future business activities. In particular, following a period of significant order cancellations in 2009, we have over the last quarters, experienced a strong surge in customer demand, which has led to capacity constraints in certain applications; however, we may again in the future, in case of excessive inventory at customers or distribution channels, experience order cancellations;

•
our ability to utilize and operate our manufacturing facilities at sufficient levels to cover fixed operating costs during periods of reduced customer demand, as well as our ability to ramp up production efficiently and rapidly to respond to increased customer demand, in an intensely cyclical and competitive industry, and the financial impact of obsolete or excess inventories if actual demand differs from our expectations;

•
the operations of the ST-Ericsson Wireless joint venture, which represents a significant investment and risk for our business and which may lead to significant additional impairment and restructuring charges, in the event ST-Ericsson is unable to successfully compete in a rapidly changing and increasingly competitive market;

•
our ability to compete in the semiconductor industry since a high percentage of our costs are fixed and are incurred in Euros and currencies other than U.S. dollars, especially in light of the increasing volatility in the foreign exchange markets and, more particularly, in the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;

•	the outcome of ongoing litigation as well as any new litigation to which we may become a defendant;

•
changes in our overall tax position as a result of changes in tax laws or the outcome of tax audits, and our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	the impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•	product warranty or liability claims based on epidemic failures or recalls by our customers for a product containing one of our parts;

•
our ability in an intensively competitive environment to secure customer acceptance and to achieve our pricing expectations for high-volume supplies of new products in whose development we have been, or are currently, investing;

•	availability and costs of raw materials, utilities, third-party manufacturing services, or other supplies required by our operations; and

•
changes in the political, social or economic environment, including as a result of military conflict, social unrest and/or terrorist activities, economic turmoil, as well as natural events such as severe weather, health risks, epidemics, earthquakes, volcano eruptions or other acts of nature in, or affecting, the countries in which we, our key customers or our suppliers, operate.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes,” “expects,” “may,” “are expected to,” “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2009, as filed with the SEC on March 10, 2010. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

STMicroelectronics Earnings Presentation, Conference Call and Webcast Information

On January 25, 2011, the management of STMicroelectronics will host its annual earnings presentation in Paris and will also conduct a conference call to discuss the Company’s operating performance for the fourth quarter and full year of 2010.

The earnings presentation will be held at 5:00 a.m. U.S. Eastern Time / 11:00 a.m. CET and the conference call at 9:00 a.m. U.S. Eastern Time / 3:00 p.m. CET. Both the earnings presentation and conference call will be available live via the Internet by accessing http://investors.st.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download, and install any necessary audio software.

About STMicroelectronics
STMicroelectronics is a global leader serving customers across the spectrum of electronics applications with innovative semiconductor solutions. ST aims to be the undisputed leader in multimedia convergence and power applications leveraging its vast array of technologies, design expertise and combination of intellectual property portfolio, strategic partnerships and manufacturing strength. Further information on ST can be found at www.st.com.

(tables attached)

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Director, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Maria Grazia Prestini
Group VP, Corporate Media and Public Relations
STMicroelectronics
Tel: + 41 22 929 6945
mariagrazia.prestini@st.com

(Attachment A)
STMicroelectronics
Supplemental Non-U.S. GAAP Financial Information
U. S. GAAP – Non-U.S. GAAP Reconciliation
In Million US$ Except Per Share Data

Readers are cautioned that the supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

Adjusted operating income (loss) is used by our management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items, such as impairment, restructuring charges and other related closure costs. Adjusted net earnings and earnings per share (EPS) are used by our management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items like impairment, restructuring charges and other related closure costs attributable to ST, the impact of equity investment divestiture and subsequent sale of Micron shares, other-than-temporary impairment (OTTI) charges on financial assets, net of the relevant tax impact.

Return on net assets (RONA) is considered by our management to be the key financial and economic metric to measure the return on invested capital. RONA is the ratio of operating income before impairment and restructuring charges divided by average net assets used during the period. ST defines average net assets as average total assets net of total liabilities as reported in our consolidated balance sheet excluding all items related to our financial position such as cash and cash equivalents, marketable securities, short-term deposits, bank overdrafts, current portion of long-term debt and long-term debt.

Adjusted operating income attributable to ST is calculated as adjusted operating income (loss) excluding 50% of ST-Ericsson operating income (loss) before restructuring as consolidated by ST. Adjusted operating margin attributable to ST is calculated as adjusted operating income attributable to ST divided by reported revenues excluding 50% of ST-Ericsson revenues as consolidated by ST. RONA attributable to ST is calculated as annualized adjusted operating income attributable to ST divided by reported net assets excluding 50% of ST-Ericsson net assets as consolidated by ST.

The Company believes that these non-GAAP financial measures provide useful information for investors and management because they measure the Company’s capacity to generate profits from its business operations, excluding the effect of acquisitions and expenses related to the rationalizing of its activities and sites that it does not consider to be part of its on-going operating results, thereby offering, when read in conjunction with the Company’s GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results, (ii) the ability to better identify trends in the Company’s business and perform related trend analysis, and (iii) an easier way to compare the Company’s results of operations against investor and analyst financial models and valuations, which usually exclude these items.

Q4 2010 (US$ millions and cents per share)	Gross Profit	Operating Income	Net Earnings	Corresponding EPS (diluted)
U.S. GAAP	1,129	213	219	0.24
Impairment & Restructuring		32	20
Loss on sale of Micron shares			13
Estimated Income Tax Effect			(9)
Non-U.S GAAP	1,129	245	243	0.27

Q3 2010 (US$ millions and cents per share)	Gross Profit	Operating Income	Net Earnings	Corresponding EPS (diluted)
U.S. GAAP	1,041	193	198	0.22
Impairment & Restructuring		27	18
Estimated Income Tax Effect			(5)
Non-U.S GAAP	1,041	220	211	0.23

Q4 2009 (US$ millions and cents per share)	Gross Profit	Operating Income (Loss)	Net Earnings (Loss)	Corresponding EPS (diluted)
U.S. GAAP	957	(6)	(70)	(0.08)
Impairment & Restructuring		96	65
Realized losses on financial assets			68
Estimated Income Tax Effect			(27)
Non-U.S GAAP	957	90	36	0.04

(Attachment A – continued)

Net financial position: resources (debt), represents the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, net of bank overdrafts, if any, current and non-current marketable securities excluding Micron shares received in connection with the sales of Numonyx, short-term deposits and non-current restricted cash, and our total financial debt includes short-term borrowings, current portion of long-term debt and long-term debt, all as reported in our consolidated balance sheet. We believe our net financial position provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash position by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness. Net financial position is not a U.S. GAAP measure.

Net Financial Position (in US$ millions)	December 31, 2010	September 25, 2010	December 31, 2009
Cash and cash equivalents, net of bank overdrafts	1,892	1,473	1,588
Marketable securities, current (a)	891	1,176	1,032
Short-term deposits	67	67	-
Non-current restricted cash	-	-	250
Marketable securities, non-current (a)	72	64	42
Total financial resources	2,922	2,780	2,912
Short-term borrowings and current portion of long-term debt	(720)	(717)	(176)
Long-term debt	(1,050)	(1,185)	(2,316)
Total financial debt	(1,770)	(1,902)	(2,492)
Net financial position	1,152	878	420

(a) Excludes Micron shares received in connection with the sale of Numonyx in Q210.

Net operating cash flow is defined as net cash from operating activities minus net cash used in investing activities, excluding payment for purchases of and proceeds from the sale of marketable securities (both current and non-current), short-term deposits and restricted cash. We believe net operating cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Net operating cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of net operating cash flow may differ from definitions used by other companies.

Net Operating Cash Flow (in US$ millions)	Q4 2010	Q3 2010	Q4 2009
Net cash from operating activities	492	548	449
Net cash from (used in) investing activities	139	(120)	(207)
Payment for purchases of (proceeds from sale of) current and non-current marketable securities, short-term deposits and restricted cash, net	(282)	(204)	5
Net operating cash flow	349	224	247
Net operating cash flow (ex M&A)	356	228	221

---end---

STMicroelectronics N.V.
Consolidated Statements of Income
(in million of U.S. dollars, except per share data ($))

	Twelve months ended
	(Unaudited)	(Audited)
	December 31,	December 31,
	2010	2009

Net sales	10,262	8,465
Other revenues	84	45
NET REVENUES	10,346	8,510
Cost of sales	(6,331)	(5,884)
GROSS PROFIT	4,015	2,626
Selling, general and administrative	(1,175)	(1,159)
Research and development	(2,350)	(2,365)
Other income and expenses, net	90	166
Impairment, restructuring charges and other related closure costs	(104)	(291)
Total Operating Expenses	(3,539)	(3,649)
OPERATING INCOME (LOSS)	476	(1,023)
Other-than-temporary impairment charge and realized losses on financial assets	-	(140)
Interest income (loss), net	(3)	9
Loss on equity investments and gain on investment divestiture	242	(337)
Loss on financial instruments, net	(24)	(5)
INCOME (LOSS) BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	691	(1,496)
Income tax benefit (expense)	(149)	95
INCOME (LOSS) BEFORE NONCONTROLLING INTEREST	542	(1,401)
Net loss attributable to noncontrolling interest	288	270
NET INCOME (LOSS) ATTRIBUTABLE TO PARENT COMPANY	830	(1,131)

EARNINGS (LOSS) PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY SHAREHOLDERS	0.94	(1.29)
EARNINGS (LOSS) PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY SHAREHOLDERS	0.92	(1.29)

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EARNINGS (LOSS) PER SHARE	911.1	876.9

STMicroelectronics N.V.
Consolidated Statements of Income
(in million of U.S. dollars, except per share data ($))

	Three Months Ended
	(Unaudited)	(Audited)
	December 31,	December 31,
	2010	2009

Net sales	2,810	2,570
Other revenues	23	13
NET REVENUES	2,833	2,583
Cost of sales	(1,704)	(1,626)
GROSS PROFIT	1,129	957
Selling, general and administrative	(310)	(303)
Research and development	(604)	(603)
Other income and expenses, net	30	39
Impairment, restructuring charges and other related closure costs	(32)	(96)
Total Operating Expenses	(916)	(963)
OPERATING INCOME (LOSS)	213	(6)
Other-than-temporary impairment charge and realized losses on financial assets	-	(68)
Interest income (expense), net	(5)	3
Loss on equity investments	(10)	(13)
Gain (loss) on financial instruments, net	(12)	3
INCOME (LOSS) BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	186	(81)
Income tax expense	(50)	(48)
INCOME (LOSS) BEFORE NONCONTROLLING INTEREST	136	(129)
Net loss attributable to noncontrolling interest	83	59
NET INCOME (LOSS) ATTRIBUTABLE TO PARENT COMPANY	219	(70)

EARNINGS (LOSS) PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY SHAREHOLDERS	0.25	(0.08)
EARNINGS (LOSS) PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY SHAREHOLDERS	0.24	(0.08)

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EARNINGS (LOSS) PER SHARE	908.2	878.3

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

As at	December 31,	September 25,	December 31,
In million of U.S. dollars	2010	2010	2009
	(Unaudited)	(Unaudited)	(Audited)

ASSETS
Current assets:
Cash and cash equivalents	1,892	1,473	1,588
Restricted cash	7	43	-
Short-term deposits	67	67	-
Marketable securities	1,052	1,556	1,032
Trade accounts receivable, net	1,230	1,424	1,367
Inventories, net	1,497	1,432	1,275
Deferred tax assets	218	219	298
Assets held for sale	28	29	31
Other receivables and assets	609	727	753
Total current assets	6,600	6,970	6,344

Goodwill	1,054	1,060	1,071
Other intangible assets, net	731	747	819
Property, plant and equipment, net	4,046	3,868	4,081
Long-term deferred tax assets	329	375	333
Equity investments	133	143	273
Restricted cash	-	-	250
Non-current marketable securities	72	165	42
Other investments and other non-current assets	384	378	442
	6,749	6,736	7,311
Total assets	13,349	13,706	13,655

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings and current portion of long-term debt	720	717	176
Trade accounts payable	1,233	1,411	883
Other payables and accrued liabilities	1,004	1,140	1,049
Dividends payable to shareholders	62	123	26
Deferred tax liabilities	7	3	20
Accrued income tax	96	203	126
Total current liabilities	3,122	3,597	2,280

Long-term debt	1,050	1,185	2,316
Reserve for pension and termination indemnities	326	299	317
Long-term deferred tax liabilities	59	30	37
Other non-current liabilities	295	242	342
	1,730	1,756	3,012
Total liabilities	4,852	5,353	5,292
Commitment and contingencies
Equity
Parent company shareholders’ equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,420,305 shares issued, 881,686,303 shares outstanding)	1,156	1,156	1,156
Capital surplus	2,515	2,506	2,481
Accumulated result	3,241	3,022	2,723
Accumulated other comprehensive income	979	969	1,164
Treasury stock	(304)	(304)	(377)
Total parent company shareholders' equity	7,587	7,349	7,147
Noncontrolling interest	910	1,004	1,216
Total equity	8,497	8,353	8,363
Total liabilities and equity	13,349	13,706	13,655

STMicroelectronics N.V.

SELECTED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q4 2010	Q3 2010	Q4 2009

Net Cash from operating activities	492	548	449
Net Cash from (used in) investing activities	139	(120)	(207)
Net Cash used in financing activities	(199)	(246)	(218)
Net Cash increase (decrease)	419	205	12

Selected Cash Flow Data (in US$ millions)	Q4 2010	Q3 2010	Q4 2009

Depreciation & amortization	327	294	355
Payment for capital expenditures	(423)	(298)	(190)
Dividends paid to shareholders	(62)	(62)	(27)
Change in inventories, net	(65)	(84)	11

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	January 25, 2011	By:	/s/ Carlo Ferro

		Name:	Carlo Ferro
		Title:	President and Chief Executive Officer and Sole Member of our Managing Board